SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-C
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GILAT SATELLITE NETWORKS LTD.
(Name of Subject Company (Issuer))

FIMI OPPORTUNITY IV, L.P.
FIMI ISRAEL OPPORTUNITY IV, LIMITED PARTNERSHIP
FIMI OPPORTUNITY V, L.P.
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP
FIMI IV 2007 LTD.
FIMI FIVE 2012 LTD.
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD.
ISHAY DAVIDI
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE
(Title of Class of Securities)

M51474118
(CUSIP Number of Class of Securities)

Ishay Davidi
FIMI IV 2007 Ltd.
Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel
Telephone: +972-3-565-2244
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Sharon Amir, Adv.
Naschitz, Brandes, Amir & Co.
5 Tuval Street
Tel-Aviv 67897, Israel
Telephone: +972-3-623-5000

CALCULATION OF FILING FEE

Transaction Valuation* N/A
*Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
Amount of Filing Fee* N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None. Form or Registration No.: Not Applicable.	Filing Party: Not Applicable. Date Filed: Not Applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

IMPORTANT NOTICE

THE FOLLOWING COMMUNICATION IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES OF GILAT SATELLITE NETWORKS LTD. THE POSSIBLE TENDER OFFER THAT IS DESCRIBED IN THE FOLLOWING COMMUNICATION HAS NOT YET COMMENCED. ONCE A TENDER OFFER COMMENCES, THE OFFEROR WILL FILE A TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE ISRAELI SECURITIES AUTHORITY (ISA). SHAREHOLDERS SHOULD READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE TENDER OFFER STATEMENT AND OTHER RELATED DOCUMENTS, WHEN THEY ARE FILED, WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT http://www.sec.gov AND ON THE ISA’S WEBSITE AT http://www.magna.isa.gov.il, OR BY WRITING TO FIMI IV 2007 LTD. AT ELECTRA TOWER, 98 YIGAL ALON ST., TEL-AVIV 67891, ISRAEL. GILAT SATELLITE NETWORKS LTD. SHAREHOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE, CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

On September 17, 2014, certain limited partnerships managed by FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. ("FIMI") filed Amendment No. 4 to Schedule 13D with the Securities and Exchange Commission (the “Statement”).  In the Statement, FIMI stated that:

1.           FIMI shall commence a "special tender offer" (as defined in Part 8, Chapter 2 of the Israeli Companies Law, 1999) to purchase  5,166,348 ordinary shares of Gilat Satellite Networks Ltd. at a price of US$ 4.95 per share; and

2.           The tender offer shall be launched on or before October 24, 2014.